U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                          Commission File No.: 2-90519

                           NOTIFICATION OF LATE FILING

                                 [X]  Form 10-Q



                        For Period Ended June 31, 2001

                         PART I - REGISTRANT INFORMATION

                           CENTURY LABORATORIES, INC.
                         -------------------------------
                             Full Name of Registrant

                        (Former Name and Former Address)
                        ---------------------------------
                            Former Name of Registrant

                                 730 2nd Street
                               -------------------
            Address of principal executive office (Street and Number)

                        Santa Rosa, California 95402-3588
                           ---------------------------
                            City, State and Zip Code

PART  II  RULES  12B-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons  described in  reasonable  detail in Part III of this form  could  not  be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25  (c)  has  been  attached  if  applicable.




PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

      Registrant's independent auditors have not yet completed their audit of the financial statements of the Registrant for the quarter ended October
31, 2000 and are, therefore, unable to furnish their opinion on such financial statements.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert  Bryan               (707)                 935-6945
       -----------------           -----                 --------
           (Name)               (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           CENTURY  LABORATORIES,  INC.
                         -------------------------------
                  (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August  13,  2001        By:  /s/__________________
                                         Robert  Bryan